August 24, 2005	SUBMITTED VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Melissa Walsh
Dear Ms. Walsh:
Re: Catapult Communications Corporation
Form 10-K: For the Fiscal Year Ended September 30, 2004
Filed December 10, 2004
Form 10-Q: For the Fiscal Period Ended June 30, 2005
Filed August 8, 2005
File No. 000-24701
     I refer to Mr. Krikorian’s letter of August 19 and to our subsequent telephone conversation. As discussed, due to vacation constraints, we respectfully request that the period available to us to respond to your comments be extended to September 30, 2005. We will work diligently to submit our response as quickly as possible within this extended period.
     Thank you for your assistance.

Yours truly,
/s/ Chris Stephenson
Chris Stephenson
Chief Financial Officer